Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 4 to Registration Statement No. 333-140599 of Quicksilver Gas Services LP on Form S-1 of our report dated February 9, 2007 (June 12, 2007 as to paragraph 1 of Note 2) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the financial statements of Quicksilver Gas Services Predecessor from the separate records maintained by Quicksilver Resources Inc.) relating to the financial statements of Quicksilver Gas Services Predecessor and to our reports dated July 25, 2007 relating to the balance sheets of Quicksilver Gas Services LP and Quicksilver Gas Services GP LLC, appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Fort Worth, Texas
July 25, 2007